

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2010

John R. Signorello
Chairman and CEO
IceWEB, Inc.
22900 Shaw Road, Suite 111
Sterling, VA 20166
Also via facsimile at: (571) 287-2396

> **Re:** **IceWEB, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 14, 2010**
> **File No. 333-167501**
>
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 29, 2009**
> **Current Reports on Form 8-K**
> **Filed March 26, 2010 and April 29, 2010**
> **File No. 000-27865**

Dear Mr. Signorello:

We have limited our review of the above-referenced filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

1.   We note your disclosure that the company has a working capital deficiency of approximately $2.5 million as of March 31, 2010, and that it has cash on hand of

$147,300 as of that date. Please state in your liquidity and capital resources discussion whether management believes the company will have sufficient capital to meet its capital requirements for the next 12 months. Quantify the anticipated costs and amount of additional capital that will be needed, if any, in order to fund the company's projected operations and satisfy its obligations for a minimum of 12 months from the date of the prospectus. State the minimum period of time that you expect to be able to conduct planned operations and satisfy your obligations using currently-available capital resources. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company's financial condition and the likelihood it will be able to pursue its business plan. See Item 303(a)(1) of Regulation S-K. In addition, to the extent that a deficiency in capital resources is perceived, expand your risk factor disclosure to alert investors of the minimum additional capital expected to be necessary to fund planned operations and obligations for the 12-month period.

Legal Proceedings, page 35

2.   Please revise your discussion of the company's pending legal proceedings to provide the complete disclosure called for by Item 103 of Regulation S-K. For example, provide the dates each proceeding was instituted, as well as the relief sought.

3.   We note your statement that an adverse result in these or other legal proceedings that may arise from time to time "may harm" your business. Please clarify whether the company expects the identified legal proceedings, individually or in the aggregate, to have a material adverse impact on the company's financial condition, results of operations, or liquidity.

Management, page 36

General

4.   Please revise your filing to ensure that it provides all disclosure required by the amendments to Items 401 and 402 of Regulation S-K adopted by Proxy Disclosure Enhancements, SEC Release No. 34-61175 (December 16, 2009, effective February 28, 2010), to the extent applicable. As examples only, please revise your disclosure as follows:

- Please refer to Item 401(e)(1) and discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that each such person should serve as a director of the company; and

- Ensure that the summary compensation and director compensation tables present the grant date fair value of stock awards and option awards, computed in accordance with FASB ASC Topic 718, rather than the dollar amount

recognized for financial statement purposes for the fiscal year(s). See
paragraphs (n)(2) and (r)(2) of Item 402. Please revise your disclosure to
clarify the method used to calculate the value of the equity awards presented
in these compensation tables.

Item 15. Recent Sales of Unregistered Securities, page II-2

5.   For each transaction discussed in this section, please ensure that you state briefly
the facts relied upon to make the exemption from registration available. With
respect to the unregistered issuances made in reliance on the exemption provided
by Section 4(2) of the Securities Act, including the issuances of common stock
made in lieu of pay to your employees, please disclose whether the purchasers
were accredited or sophisticated with access to information. See Item 701(d) of
Regulation S-K.

Form 10-K for the Fiscal Year Ended September 30, 2009

General

6.   Please file the written consent of your auditors to the incorporation by reference
of their report on the financial statements included in the Form 10-K into any
active registration statements of the company, including the Form S-8 filed
October 8, 2009 (Registration No. 333-162393), as required by Item 601(b)(23) of
Regulation S-K. For guidance, see our Securities Act Forms Compliance and
Disclosure Interpretation 126.22, available on our public website at
http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Item 9A(T). Controls and Procedures, page 53

7.   Your Form 10-K discloses that your principal executive officer and principal
financial officer concluded that your disclosure controls and procedures were not
effective as of the end of the fiscal year, presumably as a result of the material
weaknesses in internal control over financial reporting identified in the filing.
You disclose that these material weaknesses were "(1) insufficient written policies
and procedures for accounting and financial reporting with respect to the
requirements and application of US GAAP and SEC disclosure requirements; and
(2) ineffective controls over period end financial disclosure and reporting
processes." In your quarterly reports on Form 10-Q for the quarters ended
December 31, 2009, and March 31, 2010, however, you disclose that your
principal executive officer and principal financial officer concluded that your
disclosure controls and procedures were effective as of the end of the applicable
period. Please explain how management was able to conclude that your
disclosure controls and procedures were effective as of December 31, 2009, and
March 31, 2010, given the previously-identified material weaknesses and the
absence of disclosure regarding any remediation efforts undertaken by the
company or any changes in internal control over financial reporting that

materially affected, or were reasonably likely to materially affect, your internal control over financial reporting. Revise your filing(s) as necessary.

Current Reports on Form 8-K Filed March 26, 2010, and April 29, 2010

8.   We refer to the Distribution Agreement with Promark Technology, Inc., filed as Exhibit 99.2 to the Form 8-K filed March 26, 2010, and to the Google Enterprise Integrator Agreement filed as Exhibit 99.2 to the Form 8-K filed April 29, 2010. You appear to have omitted or redacted information from each of these material contract exhibits without submitting a confidential treatment request pursuant to Rule 24b-2 under the Exchange Act with respect to the omitted portions. Please file complete, unredacted versions of these agreements on EDGAR. Alternatively, if you wish to seek confidential treatment for the redacted information, you may submit a request under Exchange Act Rule 24b-2. For guidance on the preparation of confidential treatment requests, please see the Corporation Finance Staff Legal Bulletin No. 1A, available on our website at http://www.sec.gov/interps/legal/slbcf1r.htm.

9.   Please also tell us how you concluded that the above-referenced agreements with Promark and Google are not required to be filed, or incorporated by reference, as exhibits to your registration statement on Form S-1. Alternatively, include these agreements as exhibits to the Form S-1. See Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information required by the Securities Act of 1933 and the Securities Exchange Act of 1934, and all applicable rules thereunder. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3457 with any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel